2023-24 REPORT

Fathom AI Notetaker (YC W21)

Dear investors,

We had a great 2023 and an even better start to 2024, with revenue and usage up 7X over where we were at this time last year. We've shifted from product building to team building mode and are aggressively hiring across all departments, especially engineering, product, and engineering.We have some big news coming out in about a month that we're excited to share along with a new crowdfunding round. Stay tuned!

We need your help!

The best way to support Fathom is to sign up and use the app in every meeting you can and always share the recording and new AI summaries with the attendees. However, if you also have an audience, we recently launched a new referral program, and we'd love it if you shared the word about Fathom with your network.We've shifted from product building into team building mode and are aggressively hiring across all department, especially in engineering, product, and engineering. Check out our hiring page linked from the top of our homepage and share our reqs with anyone you think might be a fit.

Sincerely,

Richard White
Founder & CEO

Mickey Arabelovic
Founder

How did we do this year?

REPORT CARD

A+

☺ The Good

- Grew revenue and usage by 7X
- Won #1 Highest Satisfaction Product out of 9,000 products on G2 along with the fastest growing app on Hubspot marketplace
- Our new GPT-4 level AI meeting summaries and action items have really leveled up the product

☹ The Bad

- We had some expensive engineering mishires
- More competitors entered our space

2023-24 At a Glance

Fiscal Year Ends January 31


$$$$

$1,280,616 +10X
Revenue



-$3,603,467
Net Loss


IOU!

$1,124,324 +539%
Short Term Debt



$4,726,348
Raised in 2023-24



$17,500,000
Cash on Hand
As of 06/12/24

INCOME BALANCE NARRATIVE


Revenues
Profit
$113,581
-$2,366,720
$1,280,616
-$3,603,467
2022
2023

Net Margin: -281% Gross Margin: -7% Return on Assets: -74% Earnings per Share: -$0.01 Revenue per Employee: $30,491

Cash to Assets: 64% Revenue to Receivables: 2,922 Debt Ratio: 23%

22.01.31_FINAL_FS_Fathom.pdf

Fathom_Video_Inc._Audited_FY2024_Financial_Statements.pdf

Fathom_Video_Inc._Audited_Financials_for_the_years_ended_Jan_31__2023_2022.pdf

We ❤ Our 1,092 Investors

Thank You For Believing In Us

Zahid El Jemil
Martin D.
Jason G Croft
Tomi Davies
Quentin Roquigny
Nick Rimsa
Josh Horowitz
Ellis Driscoll
Enrico Varano
Kevin Fu
Sam Shoar
Mathieu Wauters
Zach Warder-Gabaldon
Edyang Nta
Nick Tippmann
Nathan Goromonzi
Blossom Toussaint
Stacey Marie
Francisco Malafaya
Robert "Clark" Smith
Ramesh Naidu
Mario Johnson
Verneilia Wanza
Koby Conrad
Russell Bishop
Matthew Eisner
Manas Nayak
Scotty H
Sree Sreenivasan
Akshay Ramakrishnan
Jeff Garcia
Tiffany Moore
Nicole Lederman
David Friedman
Patrick Gilligan
Kevin King
Leo Ramchandani
Chi Zeng
Jasper Williams, III
Andrew Murray
Divyansh Saini
Logan Spaschak
William McKee
Debra Bly
Ross Lerner
Joel Salas
Joel Peralez
Samay Dhawan
Roman Prager
David Holt
Jeremy Lynn
Enrique Petris
Lubna Alzaroo
Samuel Dedio
Parnell Woodard
Nicol Stolar-peterson
Nicolas Hernandez
Courtney Tyson
Russell Renton
Kristapor Giragosian
Kevin Marion
Natasha Elkington
Ashwin Ramachandran
Jasiel Moreno
Vincent Cunningham
James Baker
Blaine Light
Mohit Nagrath
Marc Lapides
Tazhe Cooper
Jessie Mitchell
Aaron Bird
Ng Wah Chun
B Grama
Meni Kalef
Sojib Belal
Nedric J Hatcher
Eric Perkerson
Brian Haberly
Owen Zhang
Victoria Kean Capistran
Jakub Váša
Jalen Gildersleeve
Anand Rajaratnam
Pratul Patel
Sanoma Jean
Mithun Gaddam
Victoria Webb
Tiffany Branch
Tobin Koshy
Cambus Williams
Brendan Keane Barr
Meriwether Schas
Phat Pham
Stewart Hillhouse
Lukas Karim Merhi
Michelle Dao
Patrick Enweronye
James T Jewett II
Chintan Shah
Allison Byers
Kristen Kramer
Momcilo Milijasevic
Rami Taha
Timothy Holley
Matthew Rostermundt
Hamlet Garcia
Darlington Etumni
Audrey Wilson
Debbie Radish-Respess
Debbie Pryse
Sheila Daraitis
James Firman
Jennifer Glass
Chaya Gutnick
Leidy Morejon
Samara Tricarico
Robert Davis
Mariana Olenko
Ronith Yalamanchili
Danielle Keller
Ville Seppä
Larry Cook
Eric Greml
Andrew Wright
Kyrylo Zlobenko
David Thompson
Devin Baker
Maajida Coleman
Michael Pacchione
Jessica Brown
Jeff Mettert

Mirko Turrina
Walter R. Roth
Tristin Chambers
Derrik Oates
Sandeep Khomne
William Crawford
Jd Clay
Philipp Von Gottberg
Samik Mukherjee
German Q Cruz
Cody Heisinger
Gil Schieber
Kim Khorn Long
Griselda "Gigi" Oaxaca
Claire McCabe
Christopher Grande
Harshad Joshi
Joe Petruzzi
Michael Schweisheimer
Su Sarvis
Richard Midgett
Gary and Leila Nelson
Mervin Mohamed
Christopher Minott
Kasen Stephensen
Brad Bertagnole
Lisa Bright
Birun Balami
Walter J. Bayer II
Krinken Rohleder
Mark Perlmutter
Nic Byron
Mk B
Beau Eckstein
Chris Messina
Kung Pik Liu
Jess Gill
Andrej Rusakov
Alex Lopes
Jeremy Burgess
Chris Cownden
Marie Hale (@revenue)
Corrie Davidson
Jackson Frandsen
Jonathan Burns
John Scott Wren
Joe Connolly
Tiru Mangalarapu
Noa Osheroff
Sarah Gershone
Jonathan Chowdhury
Richard Bernstein
Laura Tetzlaff
Monica Badiu
Chad Hammond
Sonya Mehta
David Ledgerwood
Nic Perry
Becca Williams
Joseph Hoffman
Ketra Goins
Ryan Alvarez-Cohen
Aleksander Zembrzuski
Brooke Jackson
Karen Scarcliff
Amina Ross
David Salvador
Jason Storey
Talmage Morgan
Matthew McFarlane
Anthony Bossan
Nichole Nelson
Corey Schade
Saralynn Downing
Tommy C
Cam Bradshaw
Carl Sullivan
Zeenah Abou
Thomas Cox
Nicholas Peterson
Tracy Kelly
Venu Web
Nelly Rosales
Sam Restagno
Manu Zope
Chris Fezza
Jesus Toledo
Shannon Brown
Jacob Bornstein
Prasad Matti Rao
Russell Dowe
Stephen C. Simms
Omorie Mckell
Scott Reid
Raja Mallepeddi
Danny Lindley
Durganand Thatavarthy
Devaron Anquan Davis
Megan Sanderson-White
Sundeep Singh Ahuja
Parthiban Loganathan
Troy Curl
Pratik Bengali
Visali Muppala
J E Harris
Michael Daugherty
Arathy Sukumar
Kevin Egan
Peter Jorgenson
Aslam Amin
Sherwin C. Olaes
Ron Diddy
Mark Raihlin
Joe Nicolette
Krenar Ndreu
Mahamat Ali
Shelby Thuruthumalil
Awad Ibrahim
Paul BARKER
Dana Jackson
Michael Carr
Agnes Juhasz
Michael E. Bielewicz
Joanna Smulska
Lynne Ferriera
Christopher Mannion
Brendan Florez
Kimberly Miles
Gauthier Piarrette
Joshua McCowen
Lynn Herkes
Lee Weiner

Blanca Marbella
Hatem Rowaihy
Hamish Webb
Kernan Manion
Ron Lindner
Stephen Horowitz
Yuki Yuki
John Ferguson Jr
Juan P Cuevas
Rupel Perkins
James Fountain
Javier Buitrago
Steve Thompson
Amy Kwasniewski
Jerry Tsai
Lotika Savant
Brooke S. Richman
Jung Manopath Kuan
Celia Rand
Gregory L Ott
Mike Hinckley
Vinod K. Chopra
Steve Fanchiu
Katie Dunn
Oliver Parker
Joshua Bivens
Mohit Bector
Maddie R
Michael Taus
Bhency San Jose
Evan Lichter
Connor Owens
Jessica Aebi
Brian Norton
Quantum Playground
John Riley
Jerry Francisco Benzi
Roy El Hachem
Ben Congleton
Arein Hammouri
Eddie Patzsch
Esateys Stuchiner
Ryan Stomel
Stephen Freeman
J Bried
Shawn Hoffman
Peter Stoqnov
Steven Yeisley
Jeffrey L Fuller
Shreyansh Surana
Clifford Raynor
Artur Pawelko
Meagan Beltekoglu
Anupom Syam
Andy Alsop
Amatare Oki
Robert Kaminski
Lucy Arnold
Edward Wyrwas
Meny Hoffman
Grayson Allen
Trung Lam
Daniel Yuabov
Rachael Donham
Rakhimbek Abdrakhmanov
Keli Carter
Chris Renzelman
Rubens Cantuni
Rogé Galmish
Iliana Montauk
Peter D. Yang
Rick Haldunia
David Summers
Nicole Zeffaro
Sameer Sortur Founder Institute
Anthony Lassiter
Kat Weaver
Alex White
Deana Hecker
Nishant Deshpande
Beverly Marshall
Irene Koehler
Oren Shai
Smriti Gupta
Peter Wang
Joel Cosseboom
Jonathan G. Fuentes
David Harelick
Valdimar Geir Halldórsson
David Mba
Brian Heller
Phillip Senigram
Bill Mitchell
Albert Garrido
Sherwood Neiss
Brendan Williams
Dipen Shah
W Kim Colich
Wanda Susan Slagle
Yosef Hertz
Heather Blaise
Michael Grosky
Beverly Yates
Scott ITTERSAGEN
Jessica MAND
Sebastien Brayshaw
Justin Shore
Aaron Joshu
Kirk Perez
Tyler Gibson
Tappan Hornor
Eric Burgess
Aravinda Seshadri
DJ Carey
Dmitry Gozman
Ravi Khanna
Ahmad ALABBADI
Kelly Zielinski
Alexis Neely
Anthony Brahimsha
Pedro Somarriba
David Wilkinson
Vishal Arya
Elena Broslovsky
Netanel Polonsky
Jorge Corral
Dean Chou
Philip F
Jack Hallahan
Chirayu Patel
Ian Eckstein
Menno Van Veenendaal

Steven Jones
Kenneth Ruiz
Sumith Jain
Ethan Sherbondy
Jeff Tang
Zach Bell
Muralitharan Velayuthan
Michael Ray
Roger Oney
Shelley Cartee
Milad Keshavarz
Marco Fazio
Faris Hamadeh
Donna Luverne Kiel
Stanley. Evans
Philip J. Whitman, CPA
Philippe Noël
Ted Bragfeldt
Eric Lafleche
Nils Decker
Richard Cramer
Chris Broach
Alina Yan
Terri Camarena
Lev Lazinskiy
Joshua Wilson
Timothy Stonedancer Coleman
Sean Stobart
Paul Vassalotti
Eddie Freeman
Stardrick White
Wilfrid Jean-francois
Sam Akhmedov
Darren Small
Tersh Blissett
Philipp Berner
Giuseppe De Giorgi
John Gourdin (CEO)
Arlo Hill
Tom Irby
Max Greenwald
Deanne Stookey
Jen Elving
Sean Wilkes
Tikhon Bernstam
Roderick Herron
Andrew Warner
Patrick Soong
Jeff Shaffer
Kent Gustavson
David Tonneson
Josh Campbell
Jordan Lane
Sara Taylor
Kwesi Chappin
Raymond Messick
Ian Templin
Kim Brown
Neofytos Mavris
Paresh Patel
Alwin Alexander John
Ayman Al-Abdullah
Anıl Kara
Vikas Singh
Jose Bermejo
Sara Graber
Kevin Cook
Zachary Monty
Sloan Sypher
Krishna Sumanth Tummalacharla
Matthew Landau
Prahlada Kambam
David Suson
Ali Abdulla Rashed Aldhaheri
Mike Chenault
Eric Greenberg
Daniel Moscovitch
Ankit Bhayani
Vineet Dwivedi
Sharon Paul
Mike Cohen
Pablo Pera
David Saggio
Melissa Lewis
Junjay Tan
Jonah Katz
Theodore Carr
Ray Bricknell
Raj Esh
Michael Plath
Giles Walger
Markus Vitulli
Kathleen Stevens
Josh Lawson
Aaron Haubert
Chris Fabri
Burt Culver
Nicholas Spencer
Aaron K
Johan Maurice-Jean
Angela Hsu
Vincent Liu
Itunu Adekoya
S MH
Jentel Venable
Jonathan Lee
Tun Sheng Tan
Assami Valian
Shomir Uddin
Brian Chapman
Michael DeHaan
Brenda S. Shriver
Richard Taddonio
Carolyn D
Charles Breen
Bill Schiffmiller
Pranav Budhiraja
Irene Sasso
Bill TOMAN
Joshua Charles Tyrell
Jeanette Pospishil
Ana Henry
Mason Savage
Xiaoping Feng
Willie B TAYLOR
Igor Shelemetiev
Harry Tsiakiridis
Lina Zheng
Angel Jobson
Andrea Milani
Zaid Irshaid
Craig Throne

Alan Jacobson
Noah Lundy
Jim Biggs
Christina Randall
Gina Carr
Sachin Agarwal
Monica Villalobos
Norman Kennedy
Richard Myers
Jeremy Michaelson
Miklós Belán
Marshawn Stokes
Constance Minkoff
John Weiser
Matthew Bakker
Grady Avant
Nagavalli Medicharla
Bill Lightfoot
Steven Evitt
Luis Saldana Ledesma
Joe Edmonds
Fern Murray
Delon Turner
thy Moe
Neil McCarthy
Ben Maitland-Lewis
Renato Van Veggel
Rik Ditter
Masaharu Shinya
Daniel Hess
Belal Batrawy
Hillary Hogan
Rushi P
Alex Boyd
Shawn Pillsbury
Vince Scalabrino
Maribel LARIOS
Siam Hossain
Blake Denman
Dominic Carubba
Andrew Doherty
Carolyn Breit
Tom Jewell
Mathew Werber
Pamela & Ashvin Singh Dewan
Erin M
Reginald Eugene ROUZARD
Robert Dietrich
Ishan Chhabra
Simi Coker
Julius Smith
Rohit Rajan
Aditya Patil
Annabel Chan
Josh Haimson
Peidi Lee
Ferhat Erdogan
Moody Ziedan
Shelia Major
Michael Costello
Keith Creighton
Kris Sharma
Rick Henrikson
Chris O'Brien
Lucy Li
Omar Khaled
Melissa Park
Harry Bankov
Bruno Pais
Sina Khanifar
Yakov S
Ham C
Kimberly Remedies
Guðrún Fema Ólafsdóttir
Rahul Tirthani
Nick Roche
Chris Paul
Mariela T
Matt Rheault
Arun Kumar Srisailapathi
Nitay Joffe
Muteb Alqahtani
Andaiye Taylor
Ryan Hetherington
Mary Sawyer
Jenn Bernard
Brian Kelly
Shiv Patel
Anil Rathi
Herbert Hanson
James Trent
Mao Sen Wu
Edgar Du Colombier
Suho Lee
Pulkit Agrawal
Connor Green
Dayne Rathbone
Mark Price
Mitko Bojcev
Andrea Dencklau
Kelsey DeGeorge
Michael Stephens
Dakota Reimer
George Mies
Michael Schrama
Timothy Mwaura
Khoa Tran
Faustina Iroha
Maria Betancourt
Noah Posner
Alan Liu
Joshua Chodniewicz
Brian Rockwell
Patrick Byrne
Carolyn Akhurst
Keenan Shaw
Shae MacNett
Maximilian Wegener
Don Jones
Andrew Adegboyega Oshobu
Janet E Davis
Andrew Brookes
Shubhang Chaudhary
Karen Rutz
William Gray III
Debra Love
George Robertson
Tony Phifer
Sanket Naik
Matthew Parise
Bharat Jindal
Pej. O

Enoch Ko
Kevin Cukrowicz
Terry Hoffman
Gareth Richardson
Patrick Spaulding Ryan, PhD
Jared Ezzell
Andromeda Limmen
Felix Nwokolo
Elton Curtis
Mark Iamonaco
Kapeesh Bhaghavathula
Tyrone Riley
Brett Reynolds
Amit RUWALA
Kevin Gaither
Hiram Wong
Artan Kristo
Stephen J Hall
Adam Benson
Tom Wright
Steven Dunston
Craig Thurman Goolsby
Jamall Bogany
Eli Qudamah
Peter KazSol
Evgeny Kruglov
Troy Schoenheinz
Kenneth Udell
Samuel K Ameyaw MD MBA
Anthony J. Giordano
Heather Langendorfer
Oskar Bobrecki
Abhineet Yadav
Zack Gemmell
Alberto Cruz
Bethanye Blount
Isaac Shalev
Mandy Maleta
Hussein Hallak
Offline Fund
Thomas Ong
Iinuma KOJI
Shai Hadar
Peter Bonney
Brendon Macdonald
Quinn Killough
Chad DeAbreu
Angel Colon
Sara Tiefenbrun
Gleb Hodorovskiy
Eric W. Harding
Yvonne H
David Baxter
Jessica Heck
Ellyn Stanton
Joe M
Nicolas Nastoff
Akhilesh Khurana
Duke Duncan
Radu Stan Mihai
Russell Mu
Corentin Fiajoliet
Ben Creamer
Adam Maher
Kristi O-G
Raj Goodman Anand
Edda Sustache
Dacos Nguyen
Aashish Sharma
Adam R. Carmack
Michael Reid
Rahl Kumar
Noelle Bloomfield
Owen Van Arsdale
liz Zara
Mike Moe
Steve Covington
Alan O Driscoll
Nathan Perry
Ben Leonard
Trausti Kristjansson
Alma R. Negroni Casper
Ray Hale
Harrison Johnson
Andy Dracula
Nikolaus Wischmann
Chris Bennett
Vetlink Support
Chris Young
Ravi c
Kevin Tsai
Andrius Masedunskas
Kyle Harbuck
Robine Theodule
Jeff Park
Gregory Gray
Richard Armstrong
Michael Docktor
Howard M Hadley
Bryan Bennett
Philip Lester
Jacob Stein
Radha Parameshwarappa
Kelly A MITCHELL
Geogy Philip
Diana Shannon
V. Woodson
Andre Nel
Anthony Long
Minh Le
Marc Elias
Rajiv Panta
Gary Roche-Bernard
Peter Wessellus
Brian Rolfs
Junrong Ge
Christina Stahl
Sinan Isilay
Jake Estes
Riley John Reinhart
Carl E McConnell
Lipsa Sarangi
Dc Smith
Kimberly Jackson
Michael Shawn McKeown
Natalie Kiely
Tim Hoffman
Mark JOHNSON
Senthilkumar BALASUNDARAM
Gabriel Quijada
Raghav Kashi
Jacob Correa

Islam Noaman	Andrew Patey	Nerea Ecciza	Paul Rohr	Christopher Potter	Elijah Greene
Brian Topper	Ali Almattar	Dwain KUEHL	Enock Charlotin	Michael Dokas	Carlos Calvin
Michael Wade	Izumi Wong-Horiuchi	Rebecca Pham	Amy Roberts	Raj Yakkali	Roar Hopsdal
Daniel Duyos	Simcha Dewick	Atilla Korkut	Jonny Weber	Jeffrey Zabner	Judit Marada
Kimberly Mitchell	Gautam Raj Mode	Devansh Acharya	Michael C Stephens	Shailesh Ranjan	Darin James Soat
Truman E Asher	David Talley	Yuan Chang	Ogbonnaya Agwu	Jennifer Wills	Rochelle Schofield
Jebin George	John Herwick	Lisa Tarshis	David Harper	Brian Raisl	Christine Brewer
Miss Dupsey	John Cowan	Chandru Jagadeeswaraiah	Conor Beardsley	Christine McDannell	Divya Reddy
Adriano Galardi	Brian Smolens	Rebecca Glass	Waseem Butt	Dave Rigotti	Lianghao Chen
Francis Chu Tze KHEN	Karan Khanna	Brian J. McGuirk	Eliott GODET	Manosh Chalasany	Bradley Crowell
Jan P.	Kyle Levick	Sophie Simon	Ash Dileep	Linda Taga	Saman Izadiyar
Suzanne Lewis	Whoopi Goldberg	Richard M Weber	Alexander Bouffard	Cyril Beuchet	Iliana Rocha
Sara Fredrickson	Boris Mustapic	Renuka D/O Selvaraj	Ishpreet Gill	Jason Wells	Lauryn Wingate
Charrissa Cawley	Marek Suppa	Rem Schy	Suganprabu Nagarajan	Ebrima Jallow	Steven Bi Si Liu
Joseph Fox	Wadner Molina	Joshua Green	Roberto Jiménez	Fuad Folu-oso	Krystal Daibes
Edward McIntyre	Evelyn Carter	Robert L Garrison	Alfredo De Leon	Vito Zaccone	Robert Mann
Vanessa Vaughn	Claudio Cardinale	Craig F	Handers M	Marie Antoinette	Travis Sandifer
Avishay Ben Dov	Danita Young	Justin Renfro	Read Ezell	Kai Anderson	

Thank You!

From the Fathom AI Notetaker (YC W21) Team



Richard White

Founder & CEO

Engineer turned Designer turned Startup Generalist. Previously founded UserVoice, a top platform for product feedback, and grew it to just shy of $10M ARR with $9M of...

Details

The Board of Directors

Director	Occupation	Joined
Richard White	CEO @ Fathom Video Inc.	2020
Mickey Arabelovic	Founder @ Telescope Partners	2024

Officers

Officer	Title	Joined
Richard White	Secretary CEO Treasurer President	2020

Voting Power

Holder	Securities Held	Voting Power
Richard White	77,801,549 Common Stock	20.5%

Past Equity Fundraises

Date	Amount	Security	Exemption
10/2020	$505,000	Safe	Section 4(a)(2)
01/2021	$1,020,000	Safe	Section 4(a)(2)
06/2021	$1,510,000	Safe	Section 4(a)(2)
09/2022	$2,600,000	Safe	Section 4(a)(2)
03/2023	$1,226,348		4(a)(6)
08/2023	$3,500,000	Preferred Stock	Section 4(a)(2)
06/2024	$15,443,505	Preferred Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount)	Securities (or Amount)	Voting

Class of Security	(or Amount) Authorized	(or Amount) Outstanding	Rights
Common Stock	397,100,000	98,650,000	Yes
Preferred	180,312,679	180,312,679	Yes

Warrants: 0
Options: 16

Form C Risks:

Fathom currently only supports Zoom. Should Zoom significantly lose market share we would be adversely affected.

Our rapid growth means we continue to have to make changes to our core infrastructure in order to handle demand. The larger we get the harder it is to find engineering talent that has experience building systems at that scale especially with the real-time, and write-heavy nature of our product.

Operational costs (video recording, storage, and transcription) for the business are significant. We will need to continue to fine economies of scale as we grow to minimize operational costs of providing a free product.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We operate a tech business that is dependent on recruiting and retaining tech professionals. Those professionals include engineers, who can be difficult to hire and retain. Should we be unable to attract the appropriate talent our business will not be able to grow.

We transcribe and record sensitive data. While we take customer privacy seriously, a breach could negatively impact our business.

Should the market for Zoom calls (and meetings taken via Zoom calls) decrease, the need for our product may also decrease. In order to survive and grow we may need to iterate on new business lines.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor

owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Fathom Video Inc.

Delaware Corporation
Organized August 2020
42 employees
2261 Market Street #4156
San Francisco CA 94114 https://fathom.video

Business Description

Refer to the Fathom AI Notetaker (YC W21) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Fathom AI Notetaker (YC W21) has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late Annual Report

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less

Say Hello!

Questions? Ideas? Love Letters?

Say something nice...

SUBMIT


You're pretty neat.

You're the first one here!

Early people don't usually get a prize, so here's a love letter from us.